Exhibit 99.1

News

Public & Investor Relations, Corporate & Marketing Communications

FOR:	OPTIBASE, LTD.

OPTIBASE	Yael Paz
CONTACT:	+972 99709 255
yaelp@optibase.com

KCSA	Jeff Corbin	Lee Roth
CONTACTS:	(212) 896-1214	(212) 896-1209
	jcorbin@kcsa.com	lroth@kcsa.com

FOR RELEASE – 13:00 at 24 July 2006

OPTIBASE, LTD. ANNOUNCES SECOND QUARTER RESULTS

HERZLIYA, Israel, July 24, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leader in advanced digital video solutions, today announced financial results for the second quarter ended June 30, 2006.

        Revenues for the second quarter ended June 30, 2006 were $4.3 million compared with $4 million for the first quarter of 2006 and $6.5 million for the second quarter of 2005.

        Net loss for the quarter ended June 30, 2006, was $1.1 million or $0.08 per basic and diluted share. This compares with a net loss of $1.3 million or $0.09 per basic and diluted share for the first quarter of 2006, and a net income of $113,000 or $0.01 per basic and diluted share for the second quarter of 2005. Weighted average shares outstanding used in the calculation for both the first and second quarters of 2006 were approximately 13.4 million and for the second quarter of 2005, 13.2 million basic and 13.8 million diluted shares.

        For the six months ended June 30, 2006, revenues totaled $8.3 million, compared with $13.5 million for the six months ended June 30, 2005. Net loss for the period was $2.4 million or $0.18 per basic and diluted share, compared to a net loss of $61,000 or $0.0 per basic and diluted share for the six months ended June 30, 2005. Weighted average shares outstanding used in the calculation for the periods were approximately 13.4 million and 13.2 million respectively.

        As of June 30, 2006, the Company had cash, cash equivalents, and long term investments in marketable securities and other financial investments, net, of $41 million, and shareholders’ equity of $42 million.

OPTIBASE REPORTS/2

        Danny Lustiger CFO of Optibase, said, “During the second quarter there were continued efforts to expand Optibase’s business in the emerging IPTV market and to strengthen our position as a leader in video technologies. We are currently deploying our MGW 5100 IPTV head-end solution at MTNL, India’s state-owned major telecom and as recently announced, have made further inroads in Asia, with the deployment of our IPTV solutions for the monitoring market by Korea Highway Corporation. Additionally, we expanded our install base across the globe with customer wins such as Lifetime Entertainment Services, one of the top-rated basic cable television networks in the United States and CANAL+ Group, France’s leading pay TV operator.

        “As the emerging IPTV market evolves, we believe Optibase has the right technology and the right solution to grow in tandem with the industry.”

About Optibase
Optibase, Ltd. (NASDAQ: OBAS) provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The Company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully-owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and Original Equipment Manufacturers’ partners. For further information, please visit www.optibase.com.

Conference Call:
Optibase has scheduled a conference call for 9 a.m. EDT today, July 24, to discuss the second quarter results. For those unable to participate there will be replay available from 12:00 p.m. EDT July 24, 2006, through 11:59 p.m. EDT, July 31, 2006. Please call: 1-973-341-3080 (Domestic & International), ID REPLAY CODE: 7644660.

Interested parties may access the conference call over the Internet via, www.kcsa.com. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

OPTIBASE REPORTS/3

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.

This release and prior releases are available on the Company’s Web site at www.optibase.com.
This release and prior releases are also available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.

OPTIBASE REPORTS/4

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2006

	Six months ended		Three months ended
	June 30 2006 $ Unaudited	June 30 2005 $ Unaudited	June 30 2006 $ Unaudited	June 30 2005 $ Unaudited

Revenues	8,309	13,489	4,307	6,452
Gross profit	4,739	7,397	2,446	3,548
Operating expenses:
Research and development, net	2,028	2,576	1,012	1,325
Selling, general and administrative	5,407	6,738	2,725	3,468
Restructuring charges	-	84
Total operating expenses	7,435	9,398	3,737	4,793
Operating loss	(2,696)	(2,001)	(1,291)	(1,245)
Other income (expenses)	3	(179)	14	65
Financial income, net	324	2,119	166	1,293

Net (loss) income	(2,369)	(61)	(1,111)	113
Other comprehensive income
Unrealized holding (losses) gains on available
for sale securities	(1,276)	(1,306)	(1,402)	2,180
Total comprehensive (loss) income	(3,645)	(1,367)	(2,513)	2,293

Net (loss) income per share:
Basic	$(0.18)	$(0.00)	$(0.08)	$0.01
Diluted	$(0.18)	$(0.00)	$(0.08)	$0.01

Number of shares used in computing
Earning per share

Basic	13,404	13,161	13,415	13,170
Diluted	13,404	13,161	13,415	13,767
Amount in thousands

OPTIBASE REPORTS/5

Optibase Ltd.
Condensed Consolidated Balance Sheets

	June 30 2006 Unaudited	December 31 2005 Audited

Assets
Current Assets:
Cash, cash equivalents and short term investments, net	16,041	18,199
Trade receivables net of bad debts	2,766	2,606
Inventories	4,502	4,101
Other receivables and prepaid expenses	1,645	1,359
Total current assets	24,954	26,265

Long term investments in marketable securities	24,877	26,742
Other long term investments	2,483	2,471
	27,360	29,213

Fixed assets, net	1,476	1,505
Total assets	53,790	56,983

Liabilities and shareholders' equity
Current Liabilities:
Trade payables	2,379	2,413
Accrued expenses and other liabilities	7,201	7,512
Total current liabilities	9,580	9,925
Accrued severance pay	2,181	2,222
Total shareholders' equity	42,029	44,836
Total liabilities and shareholders' equity	53,790	56,983

Amounts in thousands